September 10, 1998


Mr. David Leeb
Mail Stop 4-9
Securities and Exchange Commission
450 Fifth Street N.W.
Washington, DC 20549


   RE: Magic Lantern Group, File No. 000-24629

Dear Mr. Leeb;

Please withdraw the Form 10 submitted for Magic Lantern Group. The comments contained in your letter of August 18, 1998 are being addressed and will be incorporated into a Form 10-SB to be filed shortly.

Sincerely,
Magic Lantern, Inc.

By: /s/ Daniel G. Chapman
Daniel G. Chapman, Esq.